N E W S R E L E A S E

October 12, 2006

BISHA FEASIBILITY STUDY ANNOUNCEMENT

Nevsun Resources Ltd. (NSU-TSX and AMEX) (the “Company”) is very pleased to announce the results of the feasibility study for its Bisha Project in Eritrea. AMEC Americas Limited, based in Vancouver Canada, has advanced the feasibility study sufficiently to allow the Company to provide the following details.

HIGHLIGHTS:

Metal Production (Life of Mine)

- 1.06 million oz gold

(all payable)

- 747 million lb copper

- 1,092 million lb zinc

- 10 million oz silver

Production Schedule

- + 10 years open pit mine modeled at 2 Mt/year of ore production

- years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

- years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

NPV (0% discount)

- $356 million

NPV (10% discount)

- $135 million

Payback

- 2.6 years    (pre-production capital payback)

Capital Cost Estimate

- $196 million pre-production

Expansion Capital Estimate

- $61 million + $31 million in two phases, funded from operations

Operating Costs

- $31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Prices Case Financial Analysis (after tax):

Utilizing recent metal prices over life of mine (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)

Rate of Return

- 62%

NPV (0% discount)

- $1,857 million

NPV (10% discount)

- $853 million

Payback

- 1.5 years    (pre-production capital payback)

Bisha is a high grade gold, silver and base metal-rich volcanogenic massive sulphide (VMS) deposit. The feasibility study indicates that the ore can be mined and processed using industry standard technology. The study indicates that the existing road infrastructure in Eritrea will be suitable for the project. Project infrastructure development will require construction of a power plant at the project site and construction of a concentrate storage and loadout facility at the port of Massawa, Eritrea.

As can be seen from the highlights above, the project has a strong financial return. The following is an abbreviated executive summary in advance of release of the full feasibility study. The final study is expected shortly and a 43-101 compliant Technical Report will be filed on SEDAR within 45 days.

Location and Access

Bisha is located in a sparsely populated area of western Eritrea, approximately 40 km from the nearest regional town of Akurdet and 150 km from the capital city of Asmara. The major port city of Massawa is approximately 340 km by road, which can be accessed in less than 8 hours.

SUDAN
Red Sea
ERITREA
Akurdet
Massawa
ASMARA
ETHIOPIA

The Deposit

The Bisha deposit is configured in three distinct layered zones – a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene zone which itself overlies a primary sulphide zone containing both zinc and copper. Significant byproduct gold and silver are recoverable from both the supergene and primary ores.

A full description of the Bisha mineral resource and metallurgy may be found in the Company’s news releases dated January 10, 2006 and July 17, 2006, respectively. News releases can be found on the Company’s web site (www.nevsun.com) as well as on Sedar at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar.

Mineral Reserves

A full description of the Bisha mineral reserves may be found in the Company’s news release dated October 5, 2006.  The following is a summary of the fully diluted proven and probable reserve with grades for each metal in each ore type.

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide	4,016,000	7.99	32.85	-	-
Supergene	6,350,000	0.83	35.98	4.40	-
Primary	9,713,000	0.76	54.00	1.14	7.21
Total	20,079,000

Processing
Processing of the three ore types will utilize a common crushing and SAG/ball grinding circuit, but will require three different extraction and processing circuits. After grinding, gold and silver will be extracted from the oxide ore by conventional cyanide leaching and recovered by the carbon in pulp process. Later in the project the supergene and primary ores will be processed by a conventional flotation process to recover copper and zinc as concentrates for direct sale to smelters. The tailing systems will be common for all three ore types.

The feasibility study envisages the mining and processing of each zone in succession starting with the surface oxide zone.  Before the oxide ore is exhausted the copper flotation process equipment will be installed and commissioned so that a smooth transition can be made from oxide ore to the supergene ore treatment.  Similarly, before the supergene ore is exhausted, the additional flotation equipment required to recover the zinc from the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore. No interruption to production is anticipated or required when transitioning from one ore type to another.

In the first two years of production, gold and silver will be extracted together.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.

Capital Costs

Pre-production Capital Costs (millions $):
Pre-strip mining and mining equipment	$23
Oxide ore processing facilities	$45
Site development, utilities, and facilities	$31
Tailings facilities	$10
Freight, temp facilities, etc	$22
Engineering procurement & construction management	$22
Subtotal	$153
Owner’s costs, staff, overheads, etc	$13
Working capital	$12
Contingency	$18
TOTAL	$196

Future Capital Costs for Supergene and Primary Ores (millions $):

Copper flotation plant and port facilities	$61	Funded from cash flow
Zinc flotation plant and expanded port facilities	$31	Funded from cash flow
TOTAL	$92

Operating Costs

Life of Mine Operating Costs :
Mining	$135 M	21%	$ 6.75 /t
Process	$365 M	58%	$ 18.17 /t
G&A (incl royalties)	$135 M	21%	$ 6.72 /t
Total	$635 M	100%	$ 31.64 /t (including fuel & power of $236M; $11.75 /t)

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 4 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Recent commodity prices :
(Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)
After tax cash flow (millions $)		140	146	290	287	302	179	194	183	188	223
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Environmental

The environmental and social impact assessment, which is being carried out by AMEC Americas Limited, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability. Progress details may be viewed on the Company’s web site: http://www.nevsun.com/socialresponsibility.html,

Government Support

The Government of Eritrea has been supportive to the Company in the advancement of this project. Once the feasibility study has been finalized, later this month, the Government and its independent engineer will complete its review. The Government has sought appropriate third party assistance for the preparation of a mining and stabilization agreement, including anticipated requirements of banks. The Company is in discussion with the Government regarding the terms of a mining and stabilization agreement.  The award of a mining license for Bisha requires the completion of both the feasibility and the Environmental and Social Impact Assessment.

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Following a site visit in March 2006 by representatives of several multilateral financial institutions, Endeavour engaged an independent technical consultant (ITC) to commence a third party due diligence on behalf of the interested financial institutions. The ITC reviewed the December 2005 Bisha Scoping Study, visited site in June 2006, and is now actively engaged in reviewing the feasibility study.

The Company anticipates completion of the mining agreement and the issue of a mining license in late Q4 2006 or early Q1 2007. This would permit targeting March 2007 for the completion of finance negotiations for the initial capital. Construction is expected to take slightly under two years, allowing commencement of production in Q4 2008 or Q1 2009.

Opportunities

As with most projects at the feasibility study stage, both risks and opportunities exist. Comments on the risks of the industry can be found below in our forward looking statement. Opportunities that could significantly enhance the project include:

(1)  expansion of mining to an underground operation as the Bisha deposit is open at depth;

(2) metal prices - at current commodity prices, modeling of the known deposit, including inferred resources, demonstrates a potential additional 8 years mine life as a result of enlarging the pit and going to depth;

(3)  development of additional deposits already identified through exploration (Harena and Northwest Zone);

(4) AMEC has identified additional indicated primary sulphide resources that have not been included in the estimate of reserves (which mostly lie within the waste envelop of the Bisha open pit). Approximately 4.7 million tonnes of 1.15% copper were identified after the start of the development of the mining study.  The Company has disclosed the above under news release dated January 10, 2006,

(5) a near surface hanging wall copper zone has been discovered at the western margin of the open pit, as defined by drill intersections of 2.11% Cu over 19.6 m and 2.64% Cu over 12.0 m. This zone may have the potential to be added to the resource in the future. The Company has disclosed this in its news release dated April 25, 2006.

Supervision

Sean Waller, P. Eng. AMEC Project Manager, is a Qualified Person under National Instrument 43-101, and is the AMEC person responsible for the Bisha Feasibility Study.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future mining plans, production, opportunities, financial plans and filing dates.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” ' Dr. John A. Clarke President & Chief Executive Officer NSU06-26	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com

Form 51-102F3

Material Change Report

PART 2

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

October 12, 2006

Item 3

News Release

The news release was issued on October 12, 2006 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd. (NSU-TSX and AMEX) (the “Company”) is very pleased to announce the results of the feasibility study for its Bisha Project in Eritrea. AMEC Americas Limited, based in Vancouver Canada, has advanced the feasibility study sufficiently to allow the Company to provide details included in the news release of October 12, 2006.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7

Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

October 12, 2006

N E W S R E L E A S E

October 12, 2006

BISHA FEASIBILITY STUDY ANNOUNCEMENT

Nevsun Resources Ltd. (NSU-TSX and AMEX) (the “Company”) is very pleased to announce the results of the feasibility study for its Bisha Project in Eritrea. AMEC Americas Limited, based in Vancouver Canada, has advanced the feasibility study sufficiently to allow the Company to provide the following details.

HIGHLIGHTS:

Metal Production (Life of Mine)

- 1.06 million oz gold

(all payable)

- 747 million lb copper

- 1,092 million lb zinc

- 10 million oz silver

Production Schedule

- + 10 years open pit mine modeled at 2 Mt/year of ore production

- years 1 and 2, average 447,000 oz Au per year

- years 3 to 5 average 173 million lb Cu per year plus precious metal credits

- years 6 to 10 average 218 million lb Zn plus 39 million lb Cu per year plus precious metal credits

Base Case Financial Analysis (after tax):

Rate of Return

- 26% (Au $435/oz Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn$0.57/lb, Ag $6.50/oz)

NPV (0% discount)

- $356 million

NPV (10% discount)

- $135 million

Payback

- 2.6 years    (pre-production capital payback)

Capital Cost Estimate

- $196 million pre-production

Expansion Capital Estimate

- $61 million + $31 million in two phases, funded from operations

Operating Costs

- $31.64/tonne ore milled through life of mine

All metal prices used for the base case analysis were independently developed and provided to AMEC by a recognized independent minerals marketing consultant.

Recent Prices Case Financial Analysis (after tax):

Utilizing recent metal prices over life of mine (Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)

Rate of Return

- 62%

NPV (0% discount)

- $1,857 million

NPV (10% discount)

- $853 million

Payback

- 1.5 years    (pre-production capital payback)

Bisha is a high grade gold, silver and base metal-rich volcanogenic massive sulphide (VMS) deposit. The feasibility study indicates that the ore can be mined and processed using industry standard technology. The study indicates that the existing road infrastructure in Eritrea will be suitable for the project. Project infrastructure development will require construction of a power plant at the project site and construction of a concentrate storage and loadout facility at the port of Massawa, Eritrea.

As can be seen from the highlights above, the project has a strong financial return. The following is an abbreviated executive summary in advance of release of the full feasibility study. The final study is expected shortly and a 43-101 compliant Technical Report will be filed on SEDAR within 45 days.

Location and Access

Bisha is located in a sparsely populated area of western Eritrea, approximately 40 km from the nearest regional town of Akurdet and 150 km from the capital city of Asmara. The major port city of Massawa is approximately 340 km by road, which can be accessed in less than 8 hours.

The Deposit

The Bisha deposit is configured in three distinct layered zones – a 35m thick surface oxide zone having a high gold and silver content immediately overlying a 30m thick copper enriched supergene zone which itself overlies a primary sulphide zone containing both zinc and copper. Significant byproduct gold and silver are recoverable from both the supergene and primary ores.

A full description of the Bisha mineral resource and metallurgy may be found in the Company’s news releases dated January 10, 2006 and July 17, 2006, respectively. News releases can be found on the Company’s web site (www.nevsun.com) as well as on Sedar at www.sedar.com and EDGAR at www.sec.gov/edgar/searchedgar.

Mineral Reserves

A full description of the Bisha mineral reserves may be found in the Company’s news release dated October 5, 2006.  The following is a summary of the fully diluted proven and probable reserve with grades for each metal in each ore type.

	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Oxide	4,016,000	7.99	32.85	-	-
Supergene	6,350,000	0.83	35.98	4.40	-
Primary	9,713,000	0.76	54.00	1.14	7.21
Total	20,079,000

Processing
Processing of the three ore types will utilize a common crushing and SAG/ball grinding circuit, but will require three different extraction and processing circuits. After grinding, gold and silver will be extracted from the oxide ore by conventional cyanide leaching and recovered by the carbon in pulp process. Later in the project the supergene and primary ores will be processed by a conventional flotation process to recover copper and zinc as concentrates for direct sale to smelters. The tailing systems will be common for all three ore types.

The feasibility study envisages the mining and processing of each zone in succession starting with the surface oxide zone.  Before the oxide ore is exhausted the copper flotation process equipment will be installed and commissioned so that a smooth transition can be made from oxide ore to the supergene ore treatment.  Similarly, before the supergene ore is exhausted, the additional flotation equipment required to recover the zinc from the primary ore will be installed and commissioned to permit a smooth transition from supergene to primary ore. No interruption to production is anticipated or required when transitioning from one ore type to another.

In the first two years of production, gold and silver will be extracted together.  Production of copper concentrate will begin with a minor amount in Year 2, significant quantities for Years 3 to 5, and smaller quantities in Years 6 to 10.  Zinc concentrate production occurs only in Years 6 to 10.

Capital Costs

Pre-production Capital Costs (millions $):
Pre-strip mining and mining equipment	$23
Oxide ore processing facilities	$45
Site development, utilities, and facilities	$31
Tailings facilities	$10
Freight, temp facilities, etc	$22
Engineering procurement & construction management	$22
Subtotal	$153
Owner’s costs, staff, overheads, etc	$13
Working capital	$12
Contingency	$18
TOTAL	$196

Future Capital Costs for Supergene and Primary Ores (millions $):

Copper flotation plant and port facilities	$61	Funded from cash flow
Zinc flotation plant and expanded port facilities	$31	Funded from cash flow
TOTAL	$92

Operating Costs

Life of Mine Operating Costs :
Mining	$135 M	21%	$ 6.75 /t
Process	$365 M	58%	$ 18.17 /t
G&A (incl royalties)	$135 M	21%	$ 6.72 /t
Total	$635 M	100%	$ 31.64 /t (including fuel & power of $236M; $11.75 /t)

Summary of Production, Costs and After Tax Cash Flow

	Years	1	2	3	4	5	6	7	8	9	10
Project phase:	Construction	Oxide		Supergene			Primary
Gold Production
Thousands of ounces		471	424	See note 2 below
Cost/oz ($) (note 1)		150	150
Copper Production
Millions of pounds				176	163	184	57	40	39	43	45
Cost/lb Cu ($) (note 3)				0.25	0.27	0.26	See note 4 below
Zinc Production
Millions of pounds							174	241	225	216	236
Cost/lb – see note 4 below							See note 4 below

	Years	1	2	3	4	5	6	7	8	9	10
Base Case :
(Au $435/oz, Cu $1.44/lb prior to 2015 and $1.28 thereafter, Zn $0.57/lb, Ag $6.50/oz)
After tax cash flow (millions $)		94	98	94	96	87	30	29	24	32	48
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Recent commodity prices :
(Au $600/oz, Cu $3.40/lb, Zn $1.50/lb, Ag $11/oz)
After tax cash flow (millions $)		140	146	290	287	302	179	194	183	188	223
Less capital expenditure	(196)	(6)	(50)	(5)		(28)	(3)

Notes:

1.

The operating cost per ounce for gold is after taking silver production as a credit.

2.

The gold produced from the supergene and primary is taken as a byproduct credit to copper and zinc.

3.

The operating cost per pound for copper from the supergene is after taking silver and gold as credits.

4.

The operating cost per pound during the primary phase has not been presented in the table so as to avoid potential misinterpretation regarding allocations of credits.  Depending upon metal prices at the time there may be greater emphasis on zinc or copper credits. If copper, gold & silver were regarded as byproducts in the zinc phase, the operating cost of zinc would be $0.06 per pound (base case).

Environmental

The environmental and social impact assessment, which is being carried out by AMEC Americas Limited, includes socially responsible consultative studies and activities which are compliant with the April 2006 IFC Performance Standards on Social and Environmental Sustainability. Progress details may be viewed on the Company’s web site: http://www.nevsun.com/socialresponsibility.html,

Government Support

The Government of Eritrea has been supportive to the Company in the advancement of this project. Once the feasibility study has been finalized, later this month, the Government and its independent engineer will complete its review. The Government has sought appropriate third party assistance for the preparation of a mining and stabilization agreement, including anticipated requirements of banks. The Company is in discussion with the Government regarding the terms of a mining and stabilization agreement.  The award of a mining license for Bisha requires the completion of both the feasibility and the Environmental and Social Impact Assessment.

Finance and Timing

Endeavour Financial is advising the Company in the financing of the Bisha project. Following a site visit in March 2006 by representatives of several multilateral financial institutions, Endeavour engaged an independent technical consultant (ITC) to commence a third party due diligence on behalf of the interested financial institutions. The ITC reviewed the December 2005 Bisha Scoping Study, visited site in June 2006, and is now actively engaged in reviewing the feasibility study.

The Company anticipates completion of the mining agreement and the issue of a mining license in late Q4 2006 or early Q1 2007. This would permit targeting March 2007 for the completion of finance negotiations for the initial capital. Construction is expected to take slightly under two years, allowing commencement of production in Q4 2008 or Q1 2009.

Opportunities

As with most projects at the feasibility study stage, both risks and opportunities exist. Comments on the risks of the industry can be found below in our forward looking statement. Opportunities that could significantly enhance the project include:

(1)  expansion of mining to an underground operation as the Bisha deposit is open at depth;

(2) metal prices - at current commodity prices, modeling of the known deposit, including inferred resources, demonstrates a potential additional 8 years mine life as a result of enlarging the pit and going to depth;

(3)  development of additional deposits already identified through exploration (Harena and Northwest Zone);

(4) AMEC has identified additional indicated primary sulphide resources that have not been included in the estimate of reserves (which mostly lie within the waste envelop of the Bisha open pit). Approximately 4.7 million tonnes of 1.15% copper were identified after the start of the development of the mining study.  The Company has disclosed the above under news release dated January 10, 2006,

(5) a near surface hanging wall copper zone has been discovered at the western margin of the open pit, as defined by drill intersections of 2.11% Cu over 19.6 m and 2.64% Cu over 12.0 m. This zone may have the potential to be added to the resource in the future. The Company has disclosed this in its news release dated April 25, 2006.

Supervision

Sean Waller, P. Eng. AMEC Project Manager, is a Qualified Person under National Instrument 43-101, and is the AMEC person responsible for the Bisha Feasibility Study.

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, extent of resources actually contained in mineral deposits, actual recoveries achieved in processing ore, technological change, weather conditions, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future mining plans, production, opportunities, financial plans and filing dates.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” ' Dr. John A. Clarke President & Chief Executive Officer NSU06-26	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com